United States
Securities and Exchange Commission
Washington, D.C.  20549

Form 10-K

☐	ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the fiscal year ending December 31, 2009

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the transition period from ___________ to ___________.

Commission file number: 333-148664

Ecologix Resource Group. Inc.
(Name of small business issuer in its charter)

Delaware	98-0533882
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9903 Santa Monica Blvd.
Suite 918
Beverly Hills, CA. 90212
Issuer’s telephone number: 888-564-4974

Securities registered under Section 12(b) of the “Exchange Act”
Common Shares, Par Value, $.0001
(Title of each Class)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes    ☒ No

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.
☐ Yes    ☒ No

Indicate by check mark whether the Registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes    ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrants’ knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.
☐ Yes    ☐ No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated Filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
(Do not check if a smaller reporting company)

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes    ☒ No

The aggregate market value of the voting stock held by non-affiliates of the Registrant was approximately $2,644,200 as of May 17, 2010, based on a market price of $.0068 per share.  For purposes of the foregoing computation, all executive officers, Directors and 5% beneficial owners of the registrant are deemed to be affiliates.  Such determination should not be deemed to be an admission that such executive officers, Directors or 5% beneficial owners are, in fact, affiliates of the Registrant.

Indicate the number of shares outstanding of each of the Registrant’s classes of common stock, as of the latest practicable date.

The number of shares of Common Stock outstanding, as of May 17, 2010 was: 512,000,000.

DOCUMENTS INCORPORATED BY REFERENCE

List hereunder the following documents if incorporated by reference and the Part of the Form 10-K (e.g., Part 1, Part II, etc.) into which the document is incorporated: (1) Any annual report to security holders; (2) Any proxy or information statement; (3) Any prospectus filed pursuant to Rule 424(b) or (c) under the Securities Act of 1933.  The listed documents should be clearly described for identification purposes (e.g., annual report to security holders for the fiscal year December 24, 1980).

None

Ecologix Resource Group. Inc.
ANNUAL REPORT ON FORM 10-K
For Fiscal Year Ended December 31, 2009

i

Ecologix Resource Group. Inc.

Part I

Item 1. Business

USE OF NAMES

In this annual report, the terms “Ecologix Resource Group. Inc.”, “Company”, “we”, or “our”, unless the context otherwise requires, mean Ecologix Resource Group, Inc.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 10-KSB and other reports that we file with the SEC contain statements that are considered forward-looking statements.  Forward-looking statements give the Company’s current expectations, plans, objectives, assumptions or forecasts of future events. All statements other than statements of current or historical fact contained in this annual report, including statements regarding the Company’s future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plans,” “potential,” “projects,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend,” and similar expressions. These statements are based on the Company’s current plans and are subject to risks and uncertainties, and as such the Company’s actual future activities and results of operations may be materially different from those set forth in the forward looking statements. Any or all of the forward-looking statements in this annual report may turn out to be inaccurate and as such, you should not place undue reliance on these forward-looking statements.  The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. The forward-looking statements can be affected by inaccurate assumptions or by known or unknown risks, uncertainties and assumptions due to a number of factors, including:

•	Dependence on key personnel;

•	Competitive factors;

•	Degree of success of research and development programs

•	The operation of our business; and

•	General economic conditions in the United States, Europe, Africa and Asia.

These forward-looking statements speak only as of the date on which they are made, and except to the extent required by federal securities laws, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained in this annual report.

ABOUT OUR COMPANY

Ecologix Resource Group, Inc. (OTCBB: EXRG) is a natural resource company focused on the harvesting, and marketing of high quality timber while pursuing the production of alternative energy solutions. The Company manages a tropical hardwood forest in the Republic of Cameroon in Central Africa. The Company harvests a variety of species of hardwood. Ecologix works with the local governments to develop harvesting standards that are environmentally friendly and will not impact the Company’s production or increase global warming. Additionally, the Company intends to produce alternative energy such as ethanol and biodiesel.

The Company was formerly known as Battery Control Corp. and changed its name to Ecologix Resource Group, Inc. on July 14, 2009. Ecologix Resource Group was founded in 2007 and is based in Beverly Hills, California. Due to the overwhelming opportunities regarding our timber business, the Company has decided hat it is necessary to apply all personnel, finances and other resources towards the timber operations and discontinue the patented pending technology of Battery Control Corp.

Ecologix has successfully partnered with the local tribe council and the central government of Cameroon to acquire concessions that contain among the richest types of hardwood in the world.

Ecologix has secured the rights to 50,000 hectares (124,552 acres) of rainforest in the Massaka / Desoni region. This area is 325 KM Southeast of Yaoundé, Cameroon. Massaka is a unique opportunity for Ecologix. While it is a valuable concession for the harvesting of timber, the land can also be easily converted for the responsible production of ethanol and biodiesel by creating a biofuel farm. Cameroon has the third largest biomass potential in Sub Saharan Africa.

Ecologix is equipped to supply timber to the local market and export products internationally. Ecologix is working closely with the local and national governments and hire our management in the areas where we lease the land. Our timber production standards will provide a global acceptance of environmentally friendly harvesting practices that will not impact a company's ability to operate and grow profits or increase the threat of global warming through the destruction of rainforests around the world.

The Company’s vision is to become a leading natural resource company in Central Africa by establishing key infrastructure and workforce development that will help facilitate the economic development and quality of life of each respective host country.

We were incorporated in Delaware on November 7, 2007. On November 19, 2007, the Company entered into an exclusive worldwide patent sale agreement (the "Patent Transfer and Sale Agreement ") with Mr. Moshe Averbuch, the original inventor, in relation to a patent-pending technology (Patent Application Number: 10/707,521).

With the Company’s implementation and now development of its timber operations in Central Africa, it has elected to cease pursuing the Patent pending technology.

From the Company’s initial procurement of contractual rights respecting land rich in tropical hardwoods and other natural resources in Central Africa, the Company has continued to develop its timber business in Cameroon.  Operating through its subsidiary Ecologix Cameroon, the Company has been utilizing leased land for its timber production.  The Company is in the process of acquiring its own leasehold from the Government on other timberland, and intends in the near future to undertake its operations on land for which it previously procured contractual rights.  These steps, together with employment of additional equipment to lower costs of production and transportation, are expected to allow for continual and rapid growth in revenue, with enhanced margins.

In addition to expanding its timber operations in Cameroon, the Company is exploring initiating operations in other countries.  The Company believes by diversifying geographically, it can accelerate its growth, while providing the Company with protection against business interruption.

ABOUT CAMEROON

Cameroon has one of the best-endowed primary commodity economies in sub-Saharan Africa. Still, it faces many of the serious problems facing other underdeveloped countries, such as stagnating per capita income, a relatively inequitable distribution of income, a top-heavy civil service, and a generally unfavorable climate for business enterprise. International oil and cocoa prices have a significant impact on the economy. Since 1990, the government has embarked on various IMF and World Bank programs designed to spur business investment, increase efficiency in agriculture, improve trade, and recapitalize the nation's banks. The IMF is pressing for more reforms, including increased budget transparency, privatization, and poverty reduction programs.

The former French Cameroon and part of British Cameroon merged in 1961 to form the present country. Cameroon has generally enjoyed stability, which has permitted the development of agriculture, roads, and railways, as well as a petroleum industry. Despite a slow movement toward democratic reform, political power remains firmly in the hands of President Paul Biya.

COMPETITION

The forest products industry is highly competitive in terms of price and quality. Wood products are subject to increasing competition from a variety of substitute products, including non-wood and engineered wood products.  In addition, the Company is subject to a potential increase in competition from others as to the forests from which it generates its production and by increased supply in the domestic and international markets. Any significant increase in competitive pressures from substitute products or other domestic or foreign producers could have a material adverse effect on the Company.

Employees

The Company as a holding company operates principally through its subsidiary Ecologix Cameroon.  The Company and its subsidiary employ approximately 35 people.

Limited Operating History

We cannot guarantee we will be successful in our business operations.  Our business is subject to the risks inherent in the establishment of a new business enterprise, including limited capital resources and the ability to find and finance expansion of operations and suitable acquisition candidates.

We have no assurance that future financing will be available to the Company on acceptable terms.  If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations and possibly cease operations totally.  Equity financing could result in additional dilution to shareholders.

Currency Fluctuations/Inflation

As the Company’s principal operations are in the Republic of Cameroon and sales are anticipated in Europe and Asia, the effect of currency fluctuations could affect the Company’s results of operations.  The Company does not presently hedge its currency.

The amounts presented in the financial statements do not provide for the effect of inflation on the Company’s operations or its financial position.  Amounts shown for machinery, equipment and leasehold improvements and for costs and expenses reflect historical cost and do not necessarily represent replacement cost.

Provision for Income Taxes

The Company has determined that it will more likely than not use any tax net operating loss carry forward in the current tax year and therefore has taken a valuation amount equal to 100% of any asset.

Item 1A. Risk Factors

The Company is subject to a number of factors that could materially affect its performance.  Each of these factors should be carefully evaluated.  These factors include:

Business and Operating Risks

THE CYCLICAL NATURE OF OUR BUSINESS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS

Our results of operations are affected by the cyclical nature of the economy and the forest products industry. These activities are, in turn, subject to fluctuations due to, among other factors:

•	Changes in domestic and international economic conditions;

•	Interest rates;

•	Population growth and changing demographics;

•	Seasonal weather cycles (e.g., dry summers, wet winters).

Timber owners generally increase production volumes for logs and wood products during favorable price environments. Such increased production, however, when coupled with even modest declines in demand for these products in general, could lead to oversupply and lower prices.

Our results of operations may also be subject to global economic changes as global supplies of wood fiber and wood products shift in response to changing economic conditions. Changes in global economic conditions that could affect our results of operations include, but are not limited to, new timber supply sources and changes in currency exchange rates, foreign and domestic interest rates and foreign and domestic trade policies. In particular, the recent turmoil in the financial markets and the limited availability of credit is having a negative financial impact on our customers and their ability to buy our logs and manufactured forest products.

•	General economic conditions;

•	Weather conditions or natural disasters having an adverse effect on our properties;

•	Changes in interest rates;

•	Impact of federal, state and local land use and environmental protection laws;

•	Our ability to obtain all land use entitlements and other permits necessary for our development activities;

OUR ABILITY TO HARVEST TIMBER MAY BE SUBJECT TO LIMITATIONS WHICH COULD ADVERSELY AFFECT OUR OPERATIONS

Weather conditions, timber growth cycles, access limitations, availability of contract loggers, and regulatory requirements associated with the protection of wildlife and water resources may restrict harvesting of timberlands as may other factors, including damage by fire, insect infestation, disease, prolonged drought, flooding and other natural disasters. Changes in global climate conditions could intensify one or more of these factors. Although damage from such natural causes usually is localized and affects only a limited percentage of the timber, there can be no assurance that any damage affecting our timberlands will in fact be so limited. As is common in the forest products industry, we do not maintain insurance coverage with respect to damage to our timberlands.

CHANGES IN TRANSPORTATION AVAILABILITY OR COSTS

Our business depends on the availability of providers of transportation of wood products, and is materially affected by the cost of these service providers. Therefore, an increase in the cost of fuel could negatively impact our financial results by increasing the cost associated with logging activities and transportation services, and could also result in an overall reduction in the availability of these services

Item 1B. Unresolved Staff Comments.

As a smaller reporting company we are not required to provide the information required by this item.

Item 2. Properties

The Company has its mailing address at 9903 Santa Monica Blvd., Suite 918, Beverly Hills, CA 90212.

The Company’s subsidiary has an office in Cameroon (Africa).

Ecologix Cameroon has contractual and leasehold rights to continue the development of its timber operations.  The Company believes that it has laid the foundation for continued access to additional lands in Cameroon and elsewhere to permit the ongoing expansion of its operations.

Ecologix has secured the rights to 50,000 hectares (124,552 acres) of rainforest in the Massaka / Desoni region. This area is 325 KM Southeast of Yaoundé. Massaka is a unique opportunity for ECOLOGIX. While it is a valuable concession for the harvesting of timber, the land can also be easily converted for the responsible production of ethanol and biodiesel by creating a biofuel farm. Cameroon has the third largest biomass potential in Sub Saharan Africa.

Item 3. Legal Proceedings

There is no past, pending or, to our knowledge, threatened litigation or administrative action which has or is expected by our management to have a material effect upon our business, financial condition or operations, including any litigation or action involving our officer, director or other key personnel.

Item 4. (Removed and Reserved)

PART II

Item 5. Market for Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company’s Common Stock is listed on the Over the Counter Bulletin Board.  From June 27, 2008 until July 13, 2009 the shares of common stock traded under the symbol “BATY”.  From July 14, 2009 the shares of common stock trade under the symbol “EXRG.”

The following chart lists the high and low closing bid prices for shares of the Company’s Common Stock for each quarterly period within the last two fiscal years.  These prices are between dealers and do not include retail markups, markdowns or other fee and commissions, and may not represent actual transactions.

Fiscal Year 2009:	High Bid	Low Bid	High Ask	Low Ask
First Quarter (1)	- 0 -	- 0 -	- 0 -	- 0 -
Second Quarter	0.94	0.05	0.99	0.6
Third Quarter	0.93	0.1	1.03	0.52
Fourth Quarter	0.51	- 0 -	0.55	- 0 -

1     Taking into effect a stock dividend of 2 for 1 on March 17, 2009

Fiscal Year 2008:	High Bid	Low Bid	High Ask	Low Ask
First Quarter	- 0 -	- 0 -	- 0 -	- 0 -
Second Quarter	1.01	- 0 -	1.10	- 0 -
Third Quarter	0.93	0.1	1.03	0.52
Fourth Quarter (2)	0.51	- 0-	0.55	- 0-

2     Taking into effect a stock dividend of 5 for 1 on December 3, 2009

Dividend Policy:

The Company has never declared or paid cash dividends on its common stock and anticipate that all future earnings will be retained for development of its business.  The payment of any future dividends will be at the discretion of the Board of Directors and will depend upon, among other things, future earnings, capital requirements, the financial condition of the Company and general business conditions.

Securities authorized for issuance under equity compensation plans

None

General

We are authorized to issue 2,050,000,000 shares of Common Stock, at a par value $0.0001 per share, consisting of 2,000,000,000 (Two Billion) shares of common stock, par value of $0.000) and 50,000,000 (Fifty Million) shares of preferred stock, par value of $0.0001 per shares.  As of May 15, 2010, the latest practicable date, there are 512,000,000 shares of common stock outstanding.

The number of record holders of Common Stock as of May 15, 2010 is approximately 380.

Common Stock

The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders.  There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election.  The holders of Common Stock are entitled to receive ratably such dividends when, as and if declared by the Board of Directors out of funds legally available therefore.  In the event we have a liquidation, dissolution or winding up, the holders of common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common Stock.  Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock.

Preferred Stock.

Our certificate of incorporation authorizes our Board of Directors to issue up to 50,000,000 shares of preferred stock. Upon issuance, our Board of Directors will establish the preferences and rights for this preferred stock. These preferences and rights may include the right to elect additional directors. The issuance of preferred stock could have the effect of delaying or preventing a change in control of us even if a change in control were in our stockholders’ best interests

Dividend Policy

We have never paid any cash dividends and have no plans to do so in the foreseeable future. Our future dividend policy will be determined by our Board of Directors and will depend upon a number of factors, including our financial condition and performance, our cash needs and expansion plans, income tax consequences and the restrictions that applicable laws and other arrangements then impose.

Recent Sales of Unregistered Securities

During the fourth quarter for the fiscal year ended December 31, 2009, we have not issued any unregistered securities.

Liquidation

In the event of a liquidation of the Company, all stockholders are entitled to a pro rata distribution after payment of any claims subject to the Certificate of Designation for the Series B Preferred.

Stock Transfer Agent

We have engaged Nevada Agency and Trust as our stock transfer agent. Nevada Agency and Trust is located at 50 West Liberty Street, Reno, Nevada 89501.

Item 6. Selected Financial Data

As a smaller reporting company we are not required to provide the information required by this item.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Forward-Looking Information

This Report contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,”“expects,”“may,”“will,”“should,”“seeks,”“approximately,”“intends,”“plans,”“estimates,”“projects,”“strategy,” or “anticipates,” or the negative of those words or other comparable terminology. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those described in the forward-looking statements, including those factors described in “Risk Factors”. Some factors include changes in governmental, legislative and environmental restrictions, catastrophic losses from fires, floods, windstorms, earthquakes, volcanic eruptions, insect infestations or diseases, as well as changes in economic conditions and competition in our domestic and export markets and other factors described from time to time in our filings with the Securities and Exchange Commission. In addition, factors that could cause our actual results to differ from those contemplated by our projected, forecasted, estimated or budgeted results as reflected in forward-looking statements relating to our operations and business include, but are not limited to:

•	The failure to meet our expectations with respect to our likely future performance;

•	An unanticipated reduction in the demand for timber products and/or an unanticipated increase in supply of timber products;

•	An unanticipated reduction in demand for higher and better use timberlands or non-strategic timberlands

It is likely that if one or more of the risks materializes, or if one or more assumptions prove to be incorrect, the current expectations of the company and its management will not be realized.

Certain statements in this document are forward-looking in nature and relate to trends and events that may affect the Company’s future financial position and operating results.  The words “expect” “anticipate” and similar words or expressions are to identify forward-looking statements.  These statements speak only as of the date of the document; those statements are based on current expectations, are inherently uncertain and should be viewed with caution.  Actual results may differ materially from the forward-looking statements as a result of many factors, including changes in economic conditions and other unanticipated events and conditions.  It is not possible to foresee or to identify all such factors.  The Company makes no commitment to update any forward-looking statement or to disclose any facts, events or circumstances after the date of this document that may affect the accuracy of any forward-looking statement.

PLAN OF OPERATIONS

Liquidity, Capital Resources and Operations:

During the fiscal year ended December 31, 2009 and fiscal year ended December 31, 2008, net cash used by operating activities was $1,127,449 and $ 75,098, respectively. The Company incurred net losses of $ 3,630,262and $80,902 for the fiscal year ended December 31, 2009 and fiscal year ended December 31, 2008, respectively. Additionally, at December 31, 2009, the Company had a Stockholders’ (Deficit) of approximately $2,834,205.

Results of Operations:

For the fiscal year ended December 31, 2009 versus December 31, 2008

For the fiscal year ended December 31, 2009, the Company had $128,288 in sales as of December 31, 2009. The company did not have any sales for the year ended December 31, 2008

General and administrative expenses increased by $1,454,184 for the fiscal year ended December 31, 2009 vs. December 31, 2008.  This increase was due to the increase in professional fees and overall expenses related to the start-up of the Cameroon subsidiary.

The net loss increased from $80,902 ($.00 per share) to $3,630,262 ($.01 per share) For the fiscal year ended December 31, 2009 vs. fiscal year ended December 31, 2008, respectively.  This increase of approximately $3,549,360 was directly related to the increase in general and administrative expenses explained above and losses due to derivative transactions.

We have, in our history, generated limited income from operations, have incurred substantial expenses and have sustained losses. In addition, we expect to continue to incur significant operating expenses. As a result, we will need to generate significant revenues to achieve profitability, which may not occur. We expect our operating expenses to increase as a result of our planned expansion. Even if we do achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis in the future. We expect to have quarter-to-quarter fluctuations in revenues, expenses, losses and cash flow, some of which could be significant. Results of operations will depend upon numerous factors, some beyond our control, including regulatory actions, market acceptance of our products and services, new products and service introductions, and competition.

Currency Fluctuations/Inflation:

The amounts presented in the financial statements do not provide for the effect of inflation on the Company’s operations or its financial position. Amounts shown for machinery, equipment and leasehold improvements and for costs and expenses reflect historical cost and do not necessarily represent replacement cost. The net operating losses shown would be greater than reported if the effects of inflation were reflected either by charging operations with amounts that represent replacement costs or by using other inflation adjustments.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Financings

On April 9, 2009, the Company entered into a $100,000 Convertible Promissory Note with Greenburg (“Greenburg” or “Lender”) with an interest rate of 18% per annum. The convertible promissory note is convertible in whole or in part at the Company's option into shares of the Company’s common stock (the “Common Stock”) at $0.25 per share.  However if the Company is in default of payment, the Holder may elect to convert, by a written notice of conversion at a $0.25 conversion price less a penalty for the default. Interest shall accrue to and through the day prior to the date of conversion. The number of shares of Common Stock issuable upon conversion shall be determined by dividing the sum of the outstanding principal of this Note being converted plus the accrued and unpaid interest payable with respect to the principal amount of this Note being converted by the Conversion Price then in effect. In connection with the above note the Company issued the lender 1,000,000 warrants with an exercise price of $0.001 a share. The fair value of the warrants issued in connection with the convertible debt will be treated as debt discount and amortized over the life of the convertible note.

On June 29, 2009, the Company entered into a $750,000 Convertible Promissory Note with Marvin Mermelstein (“Mermelstein” or “Lender”) with an interest rate of 18% per annum. The convertible promissory note is convertible in whole or in part at the Company's option into shares of the Company’s common stock (the “Common Stock”) at $0.25 per share.  However if the Company is in default of payment, the Holder may elect to convert, by a written notice of conversion at a $0.25 conversion price less a penalty for the default. Interest shall accrue to and through the day prior to the date of conversion. The number of shares of Common Stock issuable upon conversion shall be determined by dividing the sum of the outstanding principal of this Note being converted plus the accrued and unpaid interest payable with respect to the principal amount of this Note being converted by the Conversion Price then in effect. In connection with the above note the Company issued the lender 75,000,000 warrants with an exercise price of $0.001 a share. The fair value of the warrants issued in connection with the convertible debt will be treated as debt discount and amortized over the life of the convertible note.

On November 12, 2009, the Company entered into a $100,000 Convertible Promissory Note with MKM (“MKM” or “Lender”) with an interest rate of 18% per annum. The convertible promissory note is convertible in whole or in part at the Company's option into shares of the Company’s common stock (the “Common Stock”) at $0.25 per share.  However if the Company is in default of payment, the Holder may elect to convert, by a written notice of conversion at a $0.25 conversion price less a penalty for the default. Interest shall accrue to and through the day prior to the date of conversion. The number of shares of Common Stock issuable upon conversion shall be determined by dividing the sum of the outstanding principal of this Note being converted plus the accrued and unpaid interest payable with respect to the principal amount of this Note being converted by the Conversion Price then in effect. In connection with the above note the Company issued the lender 1,000,000 warrants with an exercise price of $0.001 a share. The fair value of the warrants issued in connection with the convertible debt will be treated as debt discount and amortized over the life of the convertible note.

On November 12, 2009, the Company entered into a $25,000 Convertible Promissory Note with Fuse Management Corporation (“Fuse” or “Lender”) with an interest rate of 18% per annum. The convertible promissory note is convertible in whole or in part at the Company's option into shares of the Company’s common stock (the “Common Stock”) at $0.25 per share.  However if the Company is in default of payment, the Holder may elect to convert, by a written notice of conversion at a $0.25 conversion price less a penalty for the default. Interest shall accrue to and through the day prior to the date of conversion. The number of shares of Common Stock issuable upon conversion shall be determined by dividing the sum of the outstanding principal of this Note being converted plus the accrued and unpaid interest payable with respect to the principal amount of this Note being converted by the Conversion Price then in effect. In connection with the above note the Company issued the lender 250,000 warrants with an exercise price of $0.001 a share. The fair value of the warrants issued in connection with the convertible debt will be treated as debt discount and amortized over the life of the convertible note.

 Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Our international operations have exposure to foreign currency rate risks, primarily due to fluctuations in the Cameroon Franc (CFA). We historically have not entered into currency rate hedges with respect to our exposure from operations, although we may do so in the future.

Some of our products are sold as commodities and therefore sales prices fluctuate daily based on market factors over which we have little or no control.

Item 8. Financial Statements and Supplementary Data

The consolidated financial statements listed in Item 15(a) are incorporated herein by reference and are filed as a part of this report and follow the signature pages to this Annual Report on Form 10-K on page _____.

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

On January 15, 2010, the Registrant’s Independent Auditor, Alan Weinberg, CPA notified the Registrant that he had resigned as the Independent Auditor for the Registrant because of the logistical difficulty associated with our Cameroon subsidiary.

Effective January 15, 2010, Seligson & Giannattasio, LLP., 723 N Broadway, White Plains, NY 10603, (914) 428-5560  has been retained the independent auditor of Ecologix Resource Group, Inc., the Registrant, and was retained as independent auditor of the Company for the fiscal year ending December 31, 2009

Item 9a. Controls and Procedures

Management of the Company is responsible for the preparation and integrity of the consolidated financial statements appearing in our annual report on Form 10-K.  The financial statements were prepared in conformity with generally accepted accounting principles appropriate in the circumstances and, accordingly, include certain amounts based on our best judgments and estimates.   Financial information in this annual report on Form 10-K is consistent with that in the financial statements.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) under the Securities Exchange Act of 1934 (“Exchange Act”).  The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements.  Our internal control over financial reporting is supported by a program of internal audits and appropriate reviews by management [, written policies and guidelines, careful selection and training of qualified personnel and a written Code of Business Conduct adopted by our Company’s Board of Directors, applicable to all Company Directors and all officers and employees of our Company and subsidiaries].

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009.  In making this assessment, management used the criteria set forth by [the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework.  Based on our assessment, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2008.

Within the ninety-day period preceding the filing of this report, our management evaluated the effectiveness of the design and operation of its disclosure controls and procedures (the “Disclosure Controls”) as of the end of the period covered by this Form 10-K and (ii) any changes in internal controls over financial reporting that occurred during the last quarter of our fiscal year.  This evaluation (“Controls Evaluation”) was done under the supervision and with the participation of management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”).

Limitations on the Effectiveness of Controls

A control system, no matter how well conceived and operated, can provide only reasonable, no absolute, assurance that the objectives of the control systems are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.  Because of the inherent limitation in a cost effective control system, misstatements due to error or fraud may occur and not be detected.  We will conduct periodic evaluations of our internal controls to enhance, where necessary, our procedures and controls.

Conclusions

Based upon the Controls Evaluation, the CEO and CFO have concluded that the Disclosure Controls are effective in reaching a reasonable level of assurance that management is timely alerted to material information relating to the Company during the period when its periodic reports are being prepared.  In accord with the U.S. Securities and Exchange Commission’s requirements, the CEO and CFO conducted an evaluation of the Company’s internal control over financial reporting (the “Internal Controls”) to determine whether there have been any changes in Internal Controls that occurred during the quarter which have materially affected or which are reasonably likely to materially affect Internal controls.  Based on this evaluation, there have been no such changes in Internal Controls during the last quarter of the period covered by this report.

Item 9b. Other Information

None

Part III

Item 10.	Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act.

The following were elected to the Board of Directors, effective March 24, 2009:

Name	Age	Position
Jason Fine		Chairman (Director), Chief Executive Officer, Secretary

Dr. Juan Avila	50	Director

Jason Fine, Chairman, Chief Executive Officer and Secretary

Mr. Fine is the Senior Advisor to Ambassador Juan Avila, the Dominican Republic’s Permanent Mission to the United Nations and Chairman of the American Teleservices Associations International Committee. The latest company he founded for which he served as CEO and remains a board member of, The Contact Center Institute of the Americas (CCI) is recognized as the driving force fueling investment into the Dominican Republic. Now considered one of the most attractive locations in the Caribbean and Latin American (CALA) regions for the Outsourced Contact Center Industry, which has enabled CCI to rapidly begin the process expanding operations throughout the Dominican Republic and other Latin American countries. Its parent company Fine Marketing Solutions, which over a three-year period has secured in excess of $41,000,000 US dollars of outsourcing contracts, has been selected by the government of Honduras to create and globally brand this industry for the entire country.

During his tenure with Accenture and while serving in senior leadership positions with other companies, Mr. Fine has worked with numerous Fortune 500 organizations assisting to market, sell and serve their customer bases.

Mr. Fine graduated with high honors and member of the President’s list from the University of Iowa with a B.A. in psychology from the University of Iowa.

Jason fine has resigned as CEO Effective April 16, 2010 to apply his full efforts towards his existing business at Fine Marketing Solutions.

Ambassador Dr. Juan Avila - Director  - 50

In 2004 President Lionel Fernandez appointed Ambassador Dr. Juan Avila as the Dominican Republic’s Permanent Mission to the United Nations. Based in New York City, Ambassador Avila has spent the past twenty-nine years working in variety of capacities with the United Nations various NGOs and the with Government of the Dominican Republic. Since 1988 Ambassador Avila has been working closely with, WAFUNIF, a UN sponsored organization that is dedicated to mobilizing UN Alumni and sitting members to influence change throughout the world. Due to Ambassador Avila’s tenure and deep roots with WAFUNIF he is known as an expert in comparative and international education issues related to youth; international migration and reverse transfer of technology; promotion of technical cooperation among developing countries; special environment and development projects; educational and institutional research; fund-raising strategies; administration, strategic planning and management of non-governmental organizations.

Ambassador Avila is fluent in English, Russian and Spanish and currently heads the bilingual program for Fordham University in New York. He has attended international meetings and conferences around the globe dealing with topics, which include but are not limited to; economic and social reform, human rights (WHO), environmental programming and labor organization.

Ambassador Avila received his PH.D in Philosophy in Education from Fordham University, New York.  Doctor of Philosophy (Ph.D.) in Education, 2000, his Master of Science in Mathematics from The City College of the City University of New York, New York and his Master of Science in System Engineering and Bachelor of Engineering in Computer Science from Kharkov Polytechnic University, Graduate School of Engineering, USSR

Item 11. Executive Compensation

For the fiscal year ended December 31, 2009, no Officer/Director has been compensated with salaries or other form of remuneration except as set forth below:

Shown on the table below is information on the annual and long-term compensation for services rendered to the Registrant in all capacities, for the fiscal year ending December 31, 2009, paid by the Registrant to all individuals serving as the Registrant's chief executive officer or acting in a similar capacity during the fiscal year ending December 31, 2009, regardless of compensation level. During this fiscal year, the Registrant did not pay aggregate compensation to any executive officer in an amount greater than $100,000.

		Annual Compensation				Long Term Compensation
Name	Title	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awarded	Options/ SARs (#)	LTIP payouts ($)	All Other Compensation
Jason Fine	Chairman (Director) President, CEO,	2009	$0	0	0	0	0	0	0

YaffaZwebner	Former Secretary and Director	2009	$0	0	0	0	0	0	0

NachomKiper	Former Director and Secretary	2009	$0	0	0	0	0	0	0

Director Compensation

Our directors receive no compensation for their services as director, at this time, other than what has already been paid by the issuance of shares of common stock.

Director and Officer Insurance

The Company does not have directors and officers (“D & O”) liability insurance at this time.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of March 15, 2010, concerning shares of common stock of the Company, the only class of its securities that are issued and outstanding, held by (1) each shareholder known by the Registrant to own beneficially more than five percent of the common stock, (2) each director of the Registrant, (3) each executive officer of the Registrant, and (4) all directors and executive officers of the Registrant as a group:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percentage of Shares Outstanding
Jason Fine C/o The Company	1,082,820		.002%
Central African Holdings KM 271/2 La Calenta Boca Chica, Santo Domingo, Dominican Republic Need to add new address	123,740,000		24%
Triumph Small Cap Fund, Inc. 1000Woodbury Rd, Woodbury, NY	48,708,930	(1)	9.72%

Directors and officers as a group (1 persons)	124,822,820		24.3%

(1)	Kenneth Orr is the President of Triumph Small Cap Fund, Inc and the Control person for the shares of common stock held.

Item 13.	Certain Relationships and Related Transactions, and Director Independence

Transactions with Related persons

None

Directors Independence

(a) During the fiscal year ended December 31, 2009, Dr. Avila, qualified as an independent director.

(b) The total number of meetings of the board of directors of the Registrant for the fiscal year was ____; this amount included telephonic meetings and/or Written Consents of the board of directors.  The Registrant currently has no formal policy regarding attendance at the annual meeting of security holders.  Currently we have no standing audit or nominating or compensation committees of the board of directors.

Item 14. Principal Accounting Fees and Services.

Audit Fees

During the fiscal year ended December 31, 2009, we paid a total of $40,000 in audit, audit-related, tax or other fees paid for professional services rendered by the independent certified public accountant who audited the financial statements of the Delaware corporation that are filed herewith as those of the Company.  See Item 7, “Financial Statements”, above.

All Other Fees

During the fiscal year ended December 31, 2009, the Registrant did not have an audit committee.

ECOLOGIX RESOURCE GROUP INC.

INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

REPORT OF REGISTERED INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
of Ecologix Resource Group, Inc.(formerly Battery Control Corp.):

We have audited the accompanying balance sheet of Ecologix Resource Group, Inc. (formerly Battery Control Corp.) (a Delaware corporation in the development stage) as of December 31, 2008, and the related statements of operations, stockholders’ equity, and cash flows for year ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ecologix Resource Group, Inc. (formerly Battery Control Corp.) as of December 31, 2008, and the results of its operations and its cash flows for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is in the development stage, and has not established any source of revenue to cover its operating costs. As such, it has incurred an operating loss since inception. Further, as of December 31, 2008, the cash resources of the Company were insufficient to meet its planned business objectives. These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plan regarding these matters is also described in Note 2 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Respectfully submitted,

/s/ Weinberg & Baer LLC

Weinberg & Baer LLC
Baltimore, Maryland
January 18, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Ecologix Resource Group, Inc.

We have audited the accompanying consolidated balance sheet of Ecologix Resource Group, Inc. and subsidiary as of December 31, 2009 and the related consolidated statements of operations, comprehensive income, stockholders’ deficit, and cash flows for the year then ended. Ecologix Resource Group, Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ecologix Resource Group, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred significant recurring losses. The realization of a major portion of its assets is dependent upon its ability to meet its future financing needs and the success of its future operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

Seligson & Giannattasio, LLP

White Plains, NY

May 14, 2010

ECOLOGIX RESOURCE GROUP INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS
Current Assets:
Cash in bank	$9,974	$1,381

Total current assets	9,974	1,381

Other Assets:
Property, plant and equipment, net of depreciation	169,592	-
Patent, net of amortization	-	15,044
Timber rights, net	2,000,000	-

Total other assets	2,169,592	15,044

Total Assets	$2,179,566	$16,425

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
Accounts payable	$105,532	$-
Accrued liabilities	239,541	8,548
Convertible Debt	312,729
Derivative Liability	4,049,512
Loans from related parties - Directors and stockholders	306,457	40,463

Total liabilities	5,013,771	49,011

Commitments and Contingencies

Stockholders' (Deficit)
Convertible preferred stock, par value $.0001 per share, 2,000,000,000 shares authorized; 501,000,000 and 500,000,000 shares issued and outstanding, respectively	100	-
Common stock, par value $.0001 per share, 2,000,000,000 shares authorized; 501,000,000 and 500,000,000 shares issued and outstanding, respectively	50,100	50,000
Additional paid-in capital	851,869	5,966
Discount on common stock	(2,700)	(2,700)
Accumulated other comprehensive (loss) income	(17,460)	-
Accumulated Deficit	(3,716,114)	(85,852)
(Total stockholders' (deficit)	(2,834,205)	(32,586)

Total Liabilities and Stockholders' (Deficit)	$2,179,566	$16,425

The accompanying notes to consolidated financial statements
are an integral part of these financial statements.

ECOLOGIX RESOURCE GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Year Ended	Year Ended
	December 31,	December 31,
	2009	2008

Revenues	$128,288	$-

Expenses:
General and administrative	595,766	-
Salaries and wages	136,000	-
Professional fees	258,010	60,437
Consulting	530,266	18,500
Amortization	15,044	456
Other	-	1,509

Total general and administrative expenses	1,535,086	80,902

(Loss) from Operations	(1,406,798)	(80,902)

Interest Expense	(291,610)	-
Gain or loss on derivative liability	(1,931,854)	-
Provision for income taxes	-	-

Net (Loss)	$(3,630,262)	$(80,902)

Other Comprehensive Income
Foreign currency translation	(17,460)	-
Comprehensive Income	(3,647,722)	(80,902)

(Loss) Per Common Share:
(Loss) per common share - Basic and Diluted	$(.01)	$(0.00)

Weighted Average Number of Common Shares Outstanding - Basic and Diluted	500,419,178	415,616,440

The accompanying notes to consolidated financial statements are an integral part of these statements.

ECOLOGIX RESOURCE GROUP INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Preferred stock		Common stock		Additional Paid-in	Discount on Common	Accumulated	Stock Subscriptions	Other Comprehensive
	Shares	Amount	Shares	Amount	Capital	Stock	Deficit	Receivable	Income	Totals

Balance - December 31, 2007	-	-	300,000,000	$30,000	$(27,000)	$(2,700)	$(4,950)	$(300)	$-	$(4,950)

Stock subscription payment received	-	-	-	-	-	-	-	300	-	300

Common stock issued	-	-	200,000,000	20,000	32,966	-	-	-	-	52,966

Net (loss) for the year	-	-	-	-	-	-	(80,902)	-	-	(80,902)

Balance - December 31, 2008	-	-	500,000,000	$50,000	$5,966	$(2,700)	$(85,852)	$-	$-	$(32,586)

Common stock issued for cash	-	$-	1,000,000	$100	$49,900	$-	$-	$-	$-	$50,000

Shareholder capital contribution (loan forgiven)					44,443					44,433

Convertible preferred stock issued for intangible assets	10,000	100	-	-	751,560	-	-	-	-	751,660

Foreign currency translation	-	-	-	-	-	-	-	-	(17,460)	(17,460)

Net (loss) for the year	-	-	-	-	-	-	(3,630,262)	-	-	(3,530,262)

Balance - December 31, 2009	10,000	100	501,000,000	$50,100	$851,869	$(2,700)	$(3,716,114)	$-	$(17,460)	(2,834,205)

The accompanying notes to consolidated financial statements are an integral part of these statements.

ECOLOGIX RESOURCE GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008,

	Year Ended	Year Ended
	December 31,	December 31,
	2009	2008

Operating Activities:
Net (loss)	$(3,630,262)	$(80,902)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:
Amortization and depreciation	27,657	456
Loss on derivative liablility	1,931,584
Amortization of debt discount	207,047
Changes in net liabilities-

Accounts payable	105,532	-
Accrued liabilities	230,993	5,348

Net Cash Provided by (Used in) Operating Activities	(1,127,449)	(75,098)

Investing Activities:
Purchases of Property Plant and Equipment	(181,935)	-

Acquisition and costs of patent pending	-	(6,000)

Net Cash Used in Investing Activities	(181,935)	(6,000)

Financing Activities:
Issuance of common stock	50,000	80,666
Deferred offering costs applied	-	(27,400)

Proceeds from issuance of notes payable	975,000	-

Loans from related parties - Directors and stockholders	310,437	29,213

Net Cash Provided by Financing Activities	1,335,437	82,479

Effect of Exchange rates on Cash	(17,460)	-

Net (Decrease) Increase in Cash	8,593	1,381

Cash - Beginning of Period	1,381	-

Cash - End of Period	$9,974	$1,381

Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for:
Interest	$44,750	$-

Noncash investing and financing activities
Acquisition of timber rights through issue of preferred stock	$2,000,000	$-

The accompanying notes to consolidated financial statements are an integral part of these statements.

ECOLOGIX RESOURCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)   Summary of Significant Accounting Policies

Basis of Presentation and Organization

Ecologix Resource Group (“Ecologix” or the “Company”) is a natural resource company focused on the harvesting, and marketing of high quality timber while pursuing the production of alternative energy solutions. The Company manages tropical hardwood forest in the Republic of Cameroon in Central Africa. The Company harvests a variety of species of hardwood.

The Company was incorporated under the laws of the State of Delaware on November 7, 2007. The Company was formerly known as Battery Control Corp. and changed its name to Ecologix Resource Group, Inc. on July 14, 2009.  Due to opportunities regarding our timber business, the Company has decided that it is necessary to apply all personnel, finances and other resources towards the timber operations and discontinue the patented pending technology of Battery Control Corp.

Cash and Cash Equivalents

For purposes of reporting within the statement of cash flows, the Company considers all cash on hand, cash accounts not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash and cash equivalents.

Property, Plant And Equipment

The Company depreciates its assets over their estimated useful lives. The estimated useful lives are 5 years for machinery and equipment, 5 years for furniture and fixtures and the shorter of the useful life or the life of the lease for leasehold improvements. Plant and equipment are carried at historical cost and are depreciated using primarily the straight-line method. Repair and maintenance expenditures are expensed as incurred.

Timber Rights

The Company carried timber rights at historical cost less accumulated amortization. We capitalized the acquisition costs of the user right and allocated that cost to the timberland. Amortization of the user right on timberland is primarily determined using the straight-line method over the life of usage right.

The Company reviews the carrying value of its long-lived assets annually or whenever events or changes in circumstances indicate that the historical-cost carrying value of an asset may no longer be appropriate. The Company assesses recoverability of the asset by comparing the undiscounted future net cash flows expected to result from the asset to its carrying value. If the carrying value exceeds the undiscounted future net cash flows of the asset, an impairment loss is measured and recognized. An impairment loss is measured as the difference between the net book value and the fair value of the long-lived asset. Fair value is estimated based upon either discounted cash flow analysis or estimated salvage value.

Revenue Recognition

The Company will recognize revenues when delivery of goods or completion of services has occurred provided there is persuasive evidence of an agreement, acceptance has been approved by its customers, the fee is fixed or determinable based on the completion of stated terms and conditions, and collection of any related receivable is probable.

Stock Splits

On December 1, 2008, the Company implemented a 5 for 1 forward stock split on its issued and outstanding shares of common stock.  On March 24, 2009, the Company implemented a 2 for 1 forward stock split on its issued and outstanding shares of common stock.  On December 4, 2009, the Company implemented a 10 for 1 forward stock split on its issued and outstanding shares of common stock.  The accompanying financial statements and related notes thereto have been adjusted accordingly to reflect the forward stock splits.

Loss per Common Share

Basic loss per share is computed by dividing the net loss attributable to the common stockholders by the weighted average number of shares of common stock outstanding during the period. Fully diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Potentially dilutive financial instruments excluded from the calculation of loss per share for the period ended December 31, 2009 and 2008 totaled 9,750,000 and none, respectively.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the establishment of deferred tax assets and liabilities for the temporary differences between the bases of certain assets and liabilities for income tax and financial reporting purposes. The deferred tax assets and liabilities are classified according to the financial statement classification of the assets and liabilities generating the differences.

The Company maintains a valuation allowance with respect to deferred tax assets. The Company establishes a valuation allowance based upon the potential likelihood of realizing the deferred tax asset and taking into consideration the Company’s financial position and results of operations for the current period. Future realization of the deferred tax benefit depends on the existence of sufficient taxable income within the carryforward period under the Federal tax laws.

Changes in circumstances, such as the Company generating taxable income, could cause a change in judgment about the realizability of the related deferred tax asset. Any change in the valuation allowance will be included in income in the year of the change in estimate.

Fair Value of Financial Instruments

The Company estimates the fair value of financial instruments using the available market information and valuation methods. Considerable judgment is required in estimating fair value. Accordingly, the estimates of fair value may not be indicative of the amounts the Company could realize in a current market exchange.

Translation of Foreign Currencies

All assets and liabilities of foreign subsidiaries are translated into dollars at the fiscal year-end (current) exchange rates and components of revenue and expense are translated at average rates for the fiscal year. The resulting translation adjustments are included in shareholders' equity. Gains and losses on foreign currency exchange transactions are reflected in the statement of operations. Net transaction gains and losses credited or charged to “Other comprehensive income” for the fiscal years ended December 31, 2009 and 2008 were $17,461 and $0, respectively.

Impairment of Long-Lived Assets—Timber Rights

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Estimates

The financial statements are prepared on the basis of accounting principles generally accepted in the United States. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of December 31, 2009 and 2008, and expenses for the period ended December 31, 2009 and 2008, and. Actual results could differ from those estimates made by management.

Fiscal Year End

The Company has adopted a fiscal year end of December 31.

Recent Accounting Pronouncements

In February 2010, FASB issued ASU 2010-9 Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements ("ASU 2010-9"). ASU 2010-9 amends disclosure requirements within Subtopic 855-10. An entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated. This change alleviates potential conflicts between Subtopic 855-10 and the SEC's requirements. ASU 2010-9 is effective for interim and annual periods ending after June 15, 2010. The Company does not expect the adoption of ASU 2010-09 to have a material impact on its consolidated results of operations or financial position.

In January 2010, FASB issued ASU 2010-6 Improving Disclosures about Fair Measurements ("ASU 2010-6"). ASU 2010-6 provides amendments to subtopic 820-10 that require separate disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements and the presentation of separate information regarding purchases, sales, issuances and settlements for Level 3 fair value measurements. Additionally, ASU 2010-6 provides amendments to subtopic 820-10 that clarify existing disclosures about the level of disaggregation and inputs and valuation techniques. ASU 2010-6 is effective for financial statements issued for interim and annual periods ending after December 15, 2010. The Company does not expect the adoption of ASU 2010-06 to have a material impact on its consolidated results of operations or financial position.

In January 2010, FASB issued ASU 2010-2 Accounting and Reporting for Decreases in Ownership of a Subsidiary- a Scope Clarification ("ASU 2010-2"). ASU 2010-2 addresses implementation issues related to the changes in ownership provisions in the Consolidation—Overall Subtopic (Subtopic 810-10) of the FASB Accounting Standards Codification, originally issued as FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements. Subtopic 810-10 establishes the accounting and reporting guidance for noncontrolling interests and changes in ownership interests of a subsidiary. An entity is required to deconsolidate a subsidiary when the entity ceases to have a controlling financial interest in the subsidiary. Upon deconsolidation of a subsidiary, an entity recognizes a gain or loss on the transaction and measures any retained investment in the subsidiary at fair value. The gain or loss includes any gain or loss associated with the difference between the fair value of the retained investment in the subsidiary and its carrying amount at the date the subsidiary is deconsolidated. In contrast, an entity is required to account for a decrease in ownership interest of a subsidiary that does not result in a change of control of the subsidiary as an equity transaction. ASU 2010-2 is effective for the Company starting January 3, 2010. The Company does not expect the adoption of ASU 2010-2 to have a material impact on the Company's consolidated results of operations or financial position.

In December 2009, FASB issued ASU 2009-17 Consolidations (Topic 810) Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities ("ASU 2009-17"). ASU 2009-17 amends the FASB ASC for the issuance of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R). The amendments in ASU 2009-17 replace the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. ASU 2009-17 also requires additional disclosures about an enterprise's involvement in variable interest entities. ASU 2009-17 is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009. The adoption of ASU 2009-17 did not have a material impact on its consolidated results of operations or financial position.

In December 2009, FASB issued ASU 2009-16 Transfers and Servicing (Topic 860) Accounting for Transfers of Financial Assets ("ASU 2009-16"). ASU 2009-16 amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 166, Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140. The amendments in ASU 2009-16 improve financial reporting by eliminating the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. ASU 2009-16 is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009.  The adoption of ASU 2009-16 did not have a material impact on its consolidated results of operations or financial position.

In October 2009, the Financial Accounting Standards Board (“FASB”) issued new revenue recognition standards for arrangements with multiple deliverables, where certain of those deliverables are non-software related. The new standards permit entities to initially use management’s best estimate of selling price to value individual deliverables when those deliverables do not have Vendor Specific Objective Evidence (“VSOE”) of fair value or when third-party evidence is not available. Additionally, these new standards modify the manner in which the transaction consideration is allocated across the separately identified deliverables by no longer permitting the residual method of allocating arrangement consideration. These new standards are effective for annual periods ending after June 15, 2010 and early adoption is permitted. The Company is currently evaluating the impact of adopting this standard, if any, on the Company’s consolidated financial position, results of operations and cash flows.

(2)   Going Concern

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has not established sufficient revenue to cover its operating costs, and as such, has incurred operating losses since inception. Further, as of December 31, 2009, the cash resources of the Company were insufficient to meet its current business plan, and the Company had negative working capital. These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

(3)   Patent

In November 2007, the Company entered into an Invention Assignment Agreement with Moshe Averbuch, the inventor, whereby the Company acquired from Moshe Averbuch all of the right, title and interest in the Invention known as the “Method and apparatus for battery testing and measuring” for consideration of $12,000. The patent was approved on April 2, 2008. The historical cost of obtaining the Invention of $12,000 and legal fees of $3,500 for the patent was capitalized by the Company as of December 31, 2008. During the year ended December 31, 2009 the Company decided to discontinue the use of the patent.  For the year ended December 31, 2008 the Company recorded amortization expense of $456.  For the year ended December 31, 2009 the Company recorded amortization and impairment expense of $15,044.

(4)   Timber Rights

As of January 12, 2009 the Company issued convertible preferred shares for timber rights in the Masaka region of Cameroon. The timber rights were valued at the fair value of the preferred stock issued for the use of the timber rights . The balance of the timber rights as of the year ended December 31, 2009 were $2,000,000.

(5)    Property, Plant and Equipment

The following is a summary of property and equipment at December 31, 2009, the company did not have any fixed assets as of December 31, 2008.

2009

Plant and Machinery	$181,935
Less – Accumulated Deprecition	(12,343)

Total net Property, Plant and Equipment	$169,592

Depreciation expenses for the years ended December 31, 2009 and 2008 were $12,343 and $0 respectively.

(6)   Loans from related parties

As of December 31, 2008 the Company had loans due to certain stockholders for $40,463.  These loans represented working capital advances and were unsecured, non-interest bearing, and due on demand.  During the year ended December 31, 2009 these stockholders advanced an additional $3,980.  As of December 31, 2009, these stockholders forgave the loans and contributed the amount of their loan balance to the Company as additional paid in capital.  During the year ended December 31, 2009 another stockholder began making loans to the Company for working capital needs.  These loans were unsecured, non-interest bearing and due on demand. As of December 31, 2009, the balance due to this stockholder was $166,957.

As of December 31, 2009, the Company had a payable due to an officer of the Company for $139,500 which consisted of accrued compensation of $112,500 and reimbursement for expenses paid by the officer on behalf of the company of $27,000.

(7) Convertible Debt

On April 9, 2009, the Company entered into a $100,000 Convertible Promissory Note with Greenburg (“Greenburg” or “Lender”) with an interest rate of 18% per annum. The convertible promissory note is convertible in whole or in part at the Company's option into shares of the Company’s common stock (the “Common Stock”) at $0.25 per share.  However if the Company is in default of payment, the Holder may elect to convert, by a written notice of conversion at a $0.25 conversion price less a penalty for the default. Interest shall accrue to and through the day prior to the date of conversion. The number of shares of Common Stock issuable upon conversion shall be determined by dividing the sum of the outstanding principal of this Note being converted plus the accrued and unpaid interest payable with respect to the principal amount of this Note being converted by the Conversion Price then in effect. In connection with the above note the Company issued the lender 1,000,000 warrants with an exercise price of $0.001 a share. The fair value of the warrants issued in connection with the convertible debt will be treated as debt discount and amortized over the life of the convertible note.

On June 29, 2009, the Company entered into a $750,000 Convertible Promissory Note with Marvin Mermelstein (“Mermelstein” or “Lender”) with an interest rate of 18% per annum. The convertible promissory note is convertible in whole or in part at the Company's option into shares of the Company’s common stock (the “Common Stock”) at $0.25 per share.  However if the Company is in default of payment, the Holder may elect to convert, by a written notice of conversion at a $0.25 conversion price less a penalty for the default. Interest shall accrue to and through the day prior to the date of conversion. The number of shares of Common Stock issuable upon conversion shall be determined by dividing the sum of the outstanding principal of this Note being converted plus the accrued and unpaid interest payable with respect to the principal amount of this Note being converted by the Conversion Price then in effect. In connection with the above note the Company issued the lender 75,000,000 warrants with an exercise price of $0.001 a share. The fair value of the warrants issued in connection with the convertible debt will be treated as debt discount and amortized over the life of the convertible note.

On November 12, 2009, the Company entered into a $100,000 Convertible Promissory Note with MKM (“MKM” or “Lender”) with an interest rate of 18% per annum. The convertible promissory note is convertible in whole or in part at the Company's option into shares of the Company’s common stock (the “Common Stock”) at $0.25 per share.  However if the Company is in default of payment, the Holder may elect to convert, by a written notice of conversion at a $0.25 conversion price less a penalty for the default. Interest shall accrue to and through the day prior to the date of conversion. The number of shares of Common Stock issuable upon conversion shall be determined by dividing the sum of the outstanding principal of this Note being converted plus the accrued and unpaid interest payable with respect to the principal amount of this Note being converted by the Conversion Price then in effect. In connection with the above note the Company issued the lender 1,000,000 warrants with an exercise price of $0.001 a share. The fair value of the warrants issued in connection with the convertible debt will be treated as debt discount and amortized over the life of the convertible note.

On November 12, 2009, the Company entered into a $25,000 Convertible Promissory Note with Fuse Management Corporation (“Fuse” or “Lender”) with an interest rate of 18% per annum. The convertible promissory note is convertible in whole or in part at the Company's option into shares of the Company’s common stock (the “Common Stock”) at $0.25 per share.  However if the Company is in default of payment, the Holder may elect to convert, by a written notice of conversion at a $0.25 conversion price less a penalty for the default. Interest shall accrue to and through the day prior to the date of conversion. The number of shares of Common Stock issuable upon conversion shall be determined by dividing the sum of the outstanding principal of this Note being converted plus the accrued and unpaid interest payable with respect to the principal amount of this Note being converted by the Conversion Price then in effect. In connection with the above note the Company issued the lender 250,000 warrants with an exercise price of $0.001 a share. The fair value of the warrants issued in connection with the convertible debt will be treated as debt discount and amortized over the life of the convertible note.

The Company evaluated the convertible debt and the warrants under ASC 815 (SFAS 133 "Accounting for Derivatives" and EITF00-19 "Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company's Own Stock"). The Company determined the convertible debentures contained an embedded derivative for the conversion option and the warrants qualified as free standing derivatives. The conversion option allows for an indeterminate number of shares to potentially be issued upon conversion. This results the Company being unable to determine with certainty they will have enough shares available to settle any and all outstanding common stock equivalent instruments. The Company would be required to obtain shareholder approval to increase the number of authorized shares needed to settle those contracts. Because increasing the number of shares authorized is outside of the Company's control, this results in these instruments being classified as liabilities under ASC 815 (EITF 00-19 and derivatives under SFAS 133).

 The carrying values of the notes at December 31, 2009 were determined as follows:

2009
Notes payable to Greenberg due April 9, 2010, interest rate 18%.	$100,000
Notes payable to Mermelstein due December 29, 2010, interest rate 18%.	750,000
Notes payable to MKM due November 12, 2010, interest rate 18%.	100,000
Notes payable to Fuse due November 12, 2010, interest rate 18%.	25,000
975,000
(Less) Debt Discount	(662,271)
Convertible Debt net of discount	$312,729

 (8)   Common Stock

The Company commenced a capital formation activity to submit a Registration Statement on Form SB-2 to the Securities and Exchange Commissions (“SEC”) to register and sell in a self-directed offering 10,000,000 (post forward stock split) shares of newly issued common stock at an offering price of $0.04 for proceeds of up to $80,000. The Registration Statement on Form SB-2 was filed with the SEC on January 15, 2008 and declared effective on March 10, 2008. As of June 30, 2008, the Company received stock subscriptions for 200,000,000 (post forward stock split) shares of common stock, par value $0.0001 per share, at an offering price of $0.0004 (post forward stock split) per share.  Total proceeds, net of offering costs of $27,034, were $52,966.

 (9)   Convertible Preferred Stock

The Company issued 10,000 convertible preferred shares to Spectra Timber on January 12, 2009 in exchange for timber rights in the Massaka region of Cameroon. The preferred stock will bear dividends, payable in stock, semi-annually in arrears, at the rate of five per cent (5%) per annum, beginning June 1, 2011. Each preferred share is convertible into a common share, subject to the vote of the preferred share holders, at the option of the holder at any time after January 12, 2021 at the conversion ratio to be determined by multiplying the aggregate number of preferred shares to be converted times 200 and dividing the product by the Conversion Price in effect on the applicable Conversion Date. The conversion ratio is subject to adjustment for events, such as a unit split, unit dividend, or a specified issuance of units.

The conversion right of the convertible preferred stock represents an embedded derivative as defined in ASC 815 (FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities). The Company estimated the fair value of the embedded derivative to be $1,248,340 on the date of grant which was reclassified from the initial value ascribed to the convertible preferred stock. The Company has evaluated the fair value as of December 31, 2009 and has assessed that value to be $3,918,415. The increase in the value of the derivative instrument resulted in an unrealized loss of $2,670,075 attributed to the conversion option Convertible Preferred Stock for the year ended December 31, 2009.

(10)   Derivatives

The fair values and changes in the derivative liabilities for the year ended December 31, 2009 are as follows:

	Inception	December 31, 2009	Gain/(Loss)

Derivative (Warrants)	$792,917	$94,058	$698,858
Embedded derivative (Convertible Debt)	$76,402	$37,039	$39,363
Embedded derivative (Conversion Right Preferred)	$1,248,340	$3,918,415	$(2,670,075)
Total	$2,117,659	$4,049,512	$(1,931,853)

The adjustment to fair value for the changes in the derivative liabilities resulted in a loss for the fiscal year ended December 31, 2009 of $1,931,853. This amount has been debited to expense, and recorded in “Other income and expense” in the accompanying consolidated statement of operations.

(11) Warrants

Warrant Transactions for the years ended December 31, 2009 and 2008 are as follows:

	Numbers of warrants	Weight Average Exercise Price

Outstanding, January 1, 2008	-	$-
Granted	-	-
Exercised	-	-
Expired	-	-
Outstanding, December 31, 2008	-	-
Granted	9,750,000	0.001
Exercised	-	-
Expired	-	-
Outstanding, December 31, 2009	9,750,000	$0.001
Exercisable, December 31, 2009	9,750,000	$0.001

(11)   Income Taxes

The provision (benefit) for income taxes for the year ended December 31, 2009 and 2008, was as follows :

	2009	2008

Current Tax Provision:
Federal-
Taxable income	$-	$-

Total current tax provision	$-	$-

Deferred Tax Provision:
Federal-
Loss carryforwards	$18,607	$1,139
Change in valuation allowance	(18,607)	(1,139)

Total deferred tax provision	$-	$-

The Company had deferred income tax assets as of December 31, 2009 and 2008, as follows:

	2009	2008

Loss carryforwards	$19,746	$1,139
Less - Valuation allowance	(19,746)	(1,139)

Total net deferred tax assets	$-	$-

The Company provided a valuation allowance equal to the deferred income tax assets for the period ended December 31, 2009, because it is not presently known whether future taxable income will be sufficient to utilize the loss carryforwards.

(12) Fair Value Measurements

ASC 820, “Fair Value Measurements and Disclosures,” defines fair value as the exchange price that would be received for selling an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

For the Company, this statement derivative instruments related to warrants, convertible debt and the conversion right of convertible preferred shares. The Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving similar assets or liabilities.

Liabilities measured at fair value on a recurring basis are summarized below:

Fair Value Measurements as of December 31, 2009

	Level 1		Level 2	Level 3		Total
Description
Derivative (Warrants)	$		$94,058	$		$94,058
Embedded derivative (Convertible Debt)			37,039			37,039
Embedded derivative (Conversion Right Preferred)			3,918,415			3,918,415
Total		$-	$4,049,512		$-	$4,049,512

The Company did not have any significant nonfinancial assets or nonfinancial liabilities that would be recognized or disclosed at fair value on a recurring basis as of December 31, 2009. Unrealized gains or losses on derivatives are recorded in “Interest and other expense, net” in the consolidated statement of operations at each measurement date. See Note 10, Derivatives.

Part IV

Item 15.  Exhibits, Financial Statement Schedules.

Index to Exhibits

(a)

(1)	Financial Statements

(2)	Financial statement schedules

(3)

(b)

3.1(1)	Articles of Incorporation of the Company

3.2 (1)	By-Laws of the Company

3.3 (1)	Form of Common Stock Certificate of the Company

10.1 (1)	Acquisition of Patent/Technology rights to Battery Control Corporation

31.1 (2)	Certification of the Chief Executive Officer and Chief Financial/Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 (2)	Certification of Chief Executive Officer and Chief Financial/Accounting Officer pursuant to 18 U.S.C. Section 1350, as Adopted, pursuant to section 906 of the Sarbanes-Oxley act of 2002 (2)

(1)	Previously filed as an exhibit to the Company’s Form SB-2 filed on July 30, 2007 as amended, and subsequent filings
(2)	Filed herewith

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Ecologix Resource Group. Inc. has duly caused this Report to be signed on behalf of the undersigned thereunto duly authorized on May 17, 2010.

Ecologix Resource Group, Inc.

By:	/s/ Jason Fine
Jason Fine, Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons in the capacities indicated and on March 17, 2010.

Signature	Title	Date

/s/ Jason Fine Jason Fine	Chairman (Director) Chief Executive Officer and Secretary	May 17, 2010

Signature	Title	Date

/s/ Robert Radoff	President	May17, 2010
Robert Radoff

Signature	Title	Date

/s/ Dr. Juan Avila	Director	May 17, 2010
Dr. Juan Avila